Exhibit 99
February 19, 2010
The Bank of New York Mellon
Corporate Trust Division
Trustee, BP Prudhoe Bay Royalty Trust
101 Barclay Street, 8 West
New York, New York 10286

Re:	Estimates of Proved Reserves, Future Production Rates, and Future Net Revenues for the BP Prudhoe Bay Royalty Trust As of December 31, 2009
Gentlemen:
     This letter report is a summary of investigations performed in accordance with our engagement by you as described in Section 4.8(d) of the Overriding Royalty Conveyance dated February 27, 1989 between BP Exploration (Alaska) Inc. and The Standard Oil Company. The investigations included reviews of the estimates of Proved Reserves and production rate forecasts of oil and condensate made by BP Exploration (Alaska) Inc. attributable to the BP Prudhoe Bay Royalty Trust as of December 31, 2009. Additionally, we reviewed calculations of the resulting Estimated Future Net Revenues and Present Value of Estimated Future Net Revenues attributable to the BP Prudhoe Bay Royalty Trust. Our review covers all Reserves and Revenues attributable to the BP Prudhoe Bay Royalty Trust.
     The estimates and calculations reviewed were summarized in the report prepared by BP Exploration (Alaska) Inc. and transmitted with a cover letter dated February 18, 2010 addressed to Mr. Geovanni Barris of The Bank of New York Mellon and signed by Mr. Jeff Spatz. Reviews were also performed by Miller and Lents, Ltd. during this year or in previous years of (1) the procedures for estimating and documenting Proved Reserves, (2) the estimates of in-place reservoir volumes, (3) the estimates of recovery factors and production profiles for the various areas, pay zones, projects, and recovery processes that are included in the estimate of Proved Reserves, (4) the production strategy and procedures for implementing that strategy, (5) the sufficiency of the data available for making estimates of Proved Reserves and production profiles, and (6) pertinent provisions of the Prudhoe Bay Unit Operating Agreement, the Issues Resolution Agreement, the Overriding Royalty Conveyance, the Trust Conveyance, the BP Prudhoe Bay Royalty Trust Agreement, and other related documents referenced in
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the Form F-3 Registration Statement filed with the Securities and Exchange Commission (SEC) on August 7, 1989, by BP Exploration (Alaska) Inc.
     Proved Reserves were estimated by BP Exploration (Alaska) Inc. in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). Estimated Future Net Revenues and Present Value of Estimated Future Net Revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.
     The Prudhoe Bay (Permo-Triassic) Reservoir is defined in the Prudhoe Bay Unit Operating Agreement. The Prudhoe Bay Unit is an oil and gas unit situated on the North Slope of Alaska. The BP Prudhoe Bay Royalty Trust is entitled to a royalty payment on 16.4246 percent of the first 90,000 barrels of the actual average daily net production of oil and condensate for each calendar quarter from the BP Exploration (Alaska) Inc. working interest as defined in the Overriding Royalty Conveyance. The payment amount depends upon the Per Barrel Royalty which in turn depends upon the West Texas Intermediate Price, the Chargeable Costs, the Cost Adjustment Factor, and Production Taxes, all of which are defined in the Overriding Royalty Conveyance. “Barrel” as used herein means Stock Tank Barrel as defined in the Overriding Royalty Conveyance.
     Our reviews do not constitute independent estimates of the reserves and annual production rate forecasts for the areas, pay zones, projects, and recovery processes examined. We relied upon the accuracy and completeness of information provided by BP Exploration (Alaska) Inc. with respect to pertinent ownership interests and various other historical, accounting, engineering, and geological data.
     As a result of our cumulative reviews, based on the foregoing, we conclude that:
1.	A large body of basic data and detailed analyses are available and were used in making the estimates. In our judgment, the quantity and quality of currently available data on reservoir boundaries, original fluid contacts, and reservoir rock and fluid properties are sufficient to indicate that any future revisions to the estimates of total original in-place volumes should be minor. Furthermore, the data and analyses on recovery factors and future production rates are sufficient to support the Proved Reserves estimates.

2.	The methods and procedures employed to accumulate and evaluate the necessary information and to estimate, document, and reconcile reserves, annual production rate forecasts, and future net revenues are effective and are in accordance with generally accepted geological and engineering practice in the petroleum industry.

3.	Based on our limited independent tests of the computations of reserves, production flowstreams, and future net revenues, such computations were performed in accordance with the methods and procedures described to us.

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4.	The estimated net remaining Proved Reserves attributable to the BP Prudhoe Bay Royalty Trust as of December 31, 2009, of 68.144 million barrels of oil and condensate are, in the aggregate, reasonable. Of the 68.144 million barrels of total Proved Reserves, 57.077 million barrels are Proved Developed Reserves, and 11.067 million barrels are Proved Undeveloped Reserves.

5.	The 2009 average West Texas Intermediate price of $61.18 per barrel, applicable under current SEC regulations, represents the
12-month average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2009. Based on this price, other economic parameters as prescribed by the Overriding Royalty Conveyance, and utilizing the specified procedures outlined in Financial Accounting Standards Board Accounting Standards Codification 932, Extractive Activities — Oil and Gas, BP Exploration (Alaska) Inc. calculated that as of December 31, 2009 production of the Proved Reserves will result in Estimated Future Net Revenues of $1,331.3 million and Present Value of Estimated Future Net Revenues of $836.6 million to the BP Prudhoe Bay Royalty Trust. These estimates are reasonable.

6.	BP Exploration (Alaska) Inc. has undertaken a program of field-wide infrastructure renewal, pipeline replacement, and well mechanical improvements. As a consequence of the required downtime for these activities, and the natural production decline, BP Exploration (Alaska) Inc.’s net production of oil and condensate from Proved Reserves was less than 90,000 barrels per day on an annual average basis in 2009. BP Exploration (Alaska) Inc. expects that its net production of oil and condensate from Proved Reserves will be less than 90,000 barrels per day on an average basis for most future years. The BP Exploration (Alaska) Inc. projection of its future net production of oil and condensate is reasonable.

7.	Production attributable to the BP Prudhoe Bay Royalty Trust will decline with the BP Exploration (Alaska) Inc. production. However, the Per Barrel Royalty will not have a positive value if the West Texas Intermediate Price is less than the sum of the per barrel Chargeable Costs and per barrel Production Taxes, appropriately adjusted in accordance with the Overriding Royalty Conveyance. Under such circumstances, average daily production attributable to the BP Prudhoe Bay Royalty Trust will have no value and therefore will not contribute to the reserves regardless of BP Exploration (Alaska) Inc.’s net production level.

8.	Based on the SEC-defined 12-month average West Texas Intermediate Price of $68.18 per barrel, and Production Taxes and Adjusted Chargeable Costs as prescribed by the Overriding Royalty Conveyance, the projection that royalty payments will continue through the year 2023 is reasonable. BP Exploration (Alaska) Inc. expects continued

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economic production at a declining rate through the year 2060; however, for the economic conditions and production forecast as of December 31, 2009 the Per Barrel Royalty will be zero following the year 2023. Therefore, no reserves are currently attributed to the BP Prudhoe Bay Royalty Trust after that date.

9.	Even if expected reservoir performance does not change, the estimated reserves, economic life, and future revenues attributable to the BP Prudhoe Bay Royalty Trust may change significantly in the future. This may result from changes in the West Texas Intermediate Price or from changes in other prescribed variables utilized in calculations defined by the Overriding Royalty Conveyance.
     Estimates of ultimate and remaining reserves and production scheduling depend upon assumptions regarding expansion or implementation of alternative projects or development programs and upon strategies for production optimization. BP Exploration (Alaska) Inc. has continual reservoir management, surveillance, and planning efforts dedicated to (1) gathering new information, (2) improving the accuracy of its reserves and production capacity estimates, (3) recognizing and exploiting new opportunities, (4) anticipating potential problems and taking corrective actions, and (5) identifying, selecting, and implementing optimum recovery program and cost reduction alternatives. Given this significant effort and ever-changing economic conditions, estimates of reserves and production profiles will change periodically.
     The current estimate of Proved Reserves includes volumes of Proved Undeveloped reserves which are part of ongoing development activities for which BP Exploration (Alaska) Inc. has a historical track record of completing comparable projects. In all cases, the volumes are being progressed as part of an adopted development plan which calls for drilling of wells over an extended period of time given the magnitude of the development.
     Future projects, development programs, or operating strategies different from those assumed in the current estimates may change future estimates and affect recoveries. However, because several complementary and alternative projects are being considered for recovery of the remaining oil in the reservoir, a decision not to implement a currently planned project may allow scope expansion or implementation of another project, thereby increasing the overall likelihood of recovering the reserves.
     Future production rates will be controlled by facilities limitations and upsets, well downtime, and the effectiveness of programs to optimize production and costs. BP Exploration (Alaska) Inc. currently expects continued economic production from the reservoir at a declining rate through the year 2060. Additional drilling, workovers, facilities modifications, new recovery projects, and programs for production enhancement and optimization are expected to mitigate but not eliminate the decline in gross oil and condensate production capacity.

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     In making its future production rate forecasts, BP Exploration (Alaska) Inc. provided for anticipated downtime and planned facilities upsets. Although allowances for unplanned upsets are also considered in the estimates, the studies do not provide for any impediments to crude oil production as a consequence of major disruptions.
     Under current economic conditions, gas from the Alaskan North Slope, except for minor volumes, cannot be marketed commercially. Oil and condensate recoveries are expected to be greater as a result of continued reinjection of produced gas than the recoveries would be if major volumes of produced gas were being sold. No major gas sale is assumed in the current estimates. If major gas sales are undertaken in the future, BP Exploration (Alaska) Inc. estimates that such sales would not actually commence until eight to ten years in the future. In the event that major gas sales are initiated, ultimate oil and condensate recoveries may be reduced from the current estimates unless recovery projects other than those included in the current estimates are implemented.
     Large volumes of natural gas liquids are likely to be produced and marketed in the future whether or not major gas sales become viable. Natural gas liquids reserves are not included in the estimates cited herein. The BP Prudhoe Bay Royalty Trust is not entitled to royalty payments from production or sales of natural gas or natural gas liquids.
     The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information. Government policies and market conditions different from those reflected in this study or disruption of existing transportation routes or facilities may cause the total quantity of oil or condensate to be recovered, actual production rates, prices received, or operating and capital costs to vary from those reviewed in this report.
     Miller and Lents, Ltd. is an international oil and gas consulting firm, founded in 1948, offering services and expertise in many phases of the oil and gas industry. The firm is registered with the Texas Board of Professional Engineers. The engineering staff members assigned to the BP Prudhoe Bay Royalty Trust project are all university graduates, with degrees in petroleum engineering and/or advanced degrees in petroleum or chemical engineering. All are licensed professional engineers with over 20 years of diversified experience, including at least 10 years of experience with the BP Prudhoe Bay Royalty Trust.
     Under the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” approved by the Society of Petroleum Engineers, Miller and Lents, Ltd. is independent with respect to the BP Prudhoe Bay Royalty Trust. None of the principals of this firm have any direct financial interests in BP Exploration (Alaska) Inc. or its parent or any related companies or in the BP Prudhoe Bay Royalty Trust. Our fee is not contingent upon the results of our work or report, and we

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have not performed other services for BP Exploration (Alaska) Inc. or the BP Prudhoe Bay Royalty Trust that would affect our objectivity. Miller and Lents, Ltd. hereby grants consent for use of this letter in the BP Prudhoe Bay Royalty Trust’s SEC Form 10-K annual report filing for the fiscal year ended December 31, 2009.

Yours very truly, MILLER AND LENTS, LTD. Texas Registered Engineering Firm No. F-1442
By:	/s/ William P. Koza	[Seal]
William P. Koza, P.E.
Senior Consultant

By:	/s/ Carl D. Richard	[Seal]
Carl D. Richard, P.E.
Senior Vice President

CDR/WPIQeb